Exhibit 21.1

Subsidiaries of Cable One, Inc.

Name of Subsidiary	State of Incorporation / Organization
Avenue Broadband Communications LLC	Delaware
Cable One VoIP LLC	Delaware
CoBridge Broadband, LLC	Delaware
CoBridge Communications LLC	Delaware
Delta Communications, L.L.C.	Illinois
Fidelity Cablevision, LLC	Missouri
Fidelity Telephone LLC	Missouri
Telecommunications Management, LLC	Missouri
Ultra Communications Group, LLC	Delaware